Exhibit 99.1

News Release

Suite 1000, 205 Ninth Ave. S.E.
Calgary, Alberta T2G 0R3
Website: www.fording.ca

For Immediate Release
FORDING ANNOUNCES SETTLEMENT OF
2008 COAL YEAR CONTRACTS
CALGARY, May 8, 2008 — Fording Canadian Coal Trust (TSX: FDG.UN, NYSE: FDG) today announced that Elk Valley Coal has completed negotiations for approximately 90% of its anticipated coal sales for the 2008 coal year. If the remainder of the 2008 contracts are settled on similar terms, the average price for the 2008 coal year (April 1, 2008 — March 31, 2009) is forecast to be approximately US$275 per tonne for all coal products, compared with an average price of US$93 for the 2007 coal year. The average coal sales price may vary from quarter to quarter due to sales mix, including the timing of PCI (Pulverized Coal Injection) and thermal coal sales.
The average price of 2008 calendar year coal sales is forecast to be in the range of US$195 to $205 per tonne. The actual sales price received for the calendar year will be dependent on total sales volumes shipped in the year, and the timing of sales of lower valued products, including PCI and thermal coal. Elk Valley Coal has approximately 3.5 million tonnes of carryover tonnage from the 2007 coal year. Approximately two-thirds of the carryover is expected to be delivered in the second quarter, and the remainder is expected to be delivered relatively evenly over the balance of the coal year.
Actual Canadian dollar coal prices received will depend on fluctuations in the U.S./Canadian dollar exchange rates. The Trust has commenced entering into foreign exchange forward contracts for the 2008 coal year. As of the date of this news release, the Trust has US$1.8 billion of forward contracts outstanding at an average contracted exchange rate of US$0.99. The total amount of foreign exchange forward contracts that will be entered into by the Trust will be considerably larger than in prior years as a result of the increase in coal prices. This may lead to increased volatility in our net income because the forward contracts will be marked-to-market each quarter. These unrealized gains or losses will be affected by the amount of contracts outstanding and fluctuations in the U.S./Canadian dollar exchange rate. However, the foreign exchange forward contracts will help reduce the effect of foreign exchange fluctuations on the Trust’s cash flows.
About Fording
Fording Canadian Coal Trust is an open-ended mutual fund trust and one of the largest royalty trusts in Canada. The Trust makes quarterly distributions to unitholders using royalties received from its 60% interest in the metallurgical coal operations of the Elk Valley Coal Partnership. Elk Valley Coal Partnership is the world’s second largest exporter of seaborne metallurgical coal, supplying high-quality coal products to the international steel industry. The Trust’s shares are traded on the Toronto Stock Exchange under the symbol FDG.UN and on the New York Stock Exchange under the symbol FDG.

For further information contact:

Colin Petryk	Najda Dupanovic
Director, Investor Relations	Coordinator, Investor Relations
403-260-9823	403-260-9892
Email: investors@fording.ca
Website: www.fording.ca